Affiliated Computer Services, Inc.
2828 N. Haskell
Dallas, Texas 75204
January 17, 2006
Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Affiliated Computer Services, Inc. (“ACS”)
Form 10-K for Fiscal Year Ended June 30, 2005
Filed September 13, 2005
Form 10-Q for Fiscal Quarter Ended September 30, 2005
Filed November 9, 2005
Form 8-K Filed October 20, 2005
File No. 1-12665
Dear Mr. Skinner:
     This letter responds to the comments of the Staff of the Division of Corporation Finance set forth in your letter dated December 1, 2005 with respect to above referenced filings. Our responses are numbered to correspond to the Staff’s comment letter, with each Staff comment set forth below in italics and our response thereto immediately thereafter.
     As noted in responses to Staff comments 1 and 2, further communications will be necessary. In that regard, we hereby request a telephonic meeting (or a meeting in Washington, D.C., if preferable) for the purpose of reviewing the Company’s position on those matters.
     As noted in our responses to Staff comments 3, 4 and 5, as applicable, we intend to prospectively implement those responses in connection with our upcoming earnings release and related Form 10-Q for the quarterly period ended December 31, 2005.
Form 10-K for Fiscal Year Ended June 30, 2005
Consolidated Financial Statements
Consolidated Statements of Income, page 46
1.	We have read your response to prior comment number 1. Notwithstanding the reasons identified in your response, we believe that you are required to comply with the provisions of Item 5-03(2) of Regulation S-X. We believe that this will provide meaningful information and note that substantially all of your competitors listed on page 7 of your 2005 Form 10-K comply with this requirement. We further believe that complying with Item 5-03 will not sacrifice transparency and note that you will be able to retain your operating margin caption. In addition, providing a view of operations “through management’s eyes” and presenting information used by management to evaluate results may be accomplished through MD&A disclosure as indicated in Section I.B of SEC Release 33-8350 and in segment data in accordance with SFAS 131. Please revise your presentation to comply.
Response:
Our response to Staff comment 1 also applies to Staff comment 2. Accordingly, our response to these comments will be set forth here in lieu of a duplicate response below.
As noted in our October 18, 2005 response letter to the Staff’s original October 3, 2005 comment letter to us concerning these matters, since the Company’s initial public offering in 1994, we have consistently reported our costs and expenses “by nature” rather than “by function.” Similarly, since that time we have also reported our results of operations using an “operating income” methodology rather than a “gross profit” methodology.
As a result, our general ledger systems, business unit reporting protocols and system of internal controls over financial reporting have not been structured in a way that will permit us to report our costs and expenses “by function” or our results of operations based on “gross profit” without substantial modifications which we believe cannot be implemented prior to the date on which we file our Form 10-K for the fiscal year ending June 30, 2006.
In order for us to implement the changes requested by the Staff, it will be necessary for us to substantially revise our expense tracking and reporting systems. Based on preliminary information that is still being reviewed and refined, in order to recalibrate our systems to report in the requested format we estimate that it would require a significant investment of time and expense. At this juncture, we have not yet reliably determined a cost estimate for these efforts.
As a result of the foregoing, we respectfully request an opportunity to confer telephonically, or meet in person, with the Staff to discuss the utility and necessity of the requested changes. We are prepared to engage in those discussions on a schedule amenable to the Staff.
Form 10-K for Fiscal Year Ended June 30, 2005
Consolidated Financial Statements
Note 22. Quarterly Results of Operations (unaudited), page 79
2.	We have read your response to prior comment number 2 and do not believe it is appropriate for you to rely on SAB Topic 6.G that is intended to allow registrants in specialized industries to modify their presentations. We do not believe that your industry is specialized to the extent that a measure of gross profit is not required. In addition, we note that reporting gross profit does not preclude you from continuing to present operating income within these disclosures. Please revise your presentation to comply.
Response:
See response to 1 set forth above.
Form 8-K Filed October 20, 2005
3.	We have read your response to prior comment number 3 and note that you refer to the narrative disclosures made in the “Use of Non-GAAP Financial Information” section of your earnings release regarding adjusted diluted earnings per share. As these disclosures appear to be very brief and general, it is unclear how you have provided each disclosure described in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Please explain to us how you have complied with this guidance considering you are excluding items that you describe as “infrequently occurring.”
Response:
Item 10(e)(1)(ii)(B) of Regulation S-K prohibits adjustments to GAAP reported amounts for non-recurring, infrequent or unusual items, when the nature of the item is such that it is reasonably likely to reoccur within two years, or there was a similar item within the last two years. The response to Question 8 of the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” (“FAQ”), prepared by Staff Members of the Division of Corporation Finance of the SEC dated June 13, 2003, provides guidance for the disclosures that may be necessary to prevent a non-GAAP disclosure from being misleading when management concludes that it is appropriate to adjust for an item that is “recurring.” A description of the items included in our non-GAAP measure of Adjusted Earnings per Share for the quarter ended September 30, 2005 is provided below.
On September 29, 2005, Jeffrey A. Rich submitted his resignation as Chief Executive Officer and director. On October 3, 2005, we filed a Form 8-K announcing his resignation as well as Mr. Rich’s termination agreement. Our proxy statement filed on October 3, 2005 also discussed Mr. Rich’s resignation as well as the terms of his termination agreement and the impact on the Company. Since public disclosure of this event and its impact on the Company had already been made, our disclosure in our October 20, 2005 earnings press release was limited to a brief highlight of the financial impact of this event on our quarter ended September 30, 2005. We believe the resignation of our Chief Executive Officer meets the infrequently occurring item criteria of Item 10(e)(1)(ii)(B), because such as event has not occurred in our history and we do not expect that it is reasonably likely that our newly appointed Chief Executive Officer will resign during the next two years. Further, at the time of our press release on October 20, 2005, the resignation of our Chief Executive Officer was public information, and we note that the event was widely covered in the reports of market analysts. We believe that there was a general market understanding that this event was infrequent and unusual in nature. Accordingly, it is our judgment that this event meets the infrequent and unusual item criteria of Item 10(e)(1)(ii)(B) of Regulation S-K.
During the quarter ended September 30, 2005, certain airline customers filed for Chapter 11 bankruptcy protection. We evaluated our exposure related to the collectability of our accounts receivable related to the pre-petition services rendered to these customers prior to their bankruptcy filings. Our analysis of the factors led us to conclude that our risk exposure was estimated at approximately $3 million and, accordingly, we recorded a provision for loss of $3.0 million ($1.9 million net of income tax).
These bankruptcy filings were high profile, widely publicized events. We noted that industry analysts were evaluating the impact that these events may have on us and other industry participants. Accordingly, we believed it was important to disclose our risk assessment related to these customers, given their heightened visibility in the press and interest by market analysts. We believe the factors described above justified our inclusion of this item as a recurring item in our non-GAAP measure of Adjusted Earnings per Share. Further, our presentation reflects the methodology that management utilizes to evaluate our results internally. We don’t expect our results to be further impacted by these events in the near-term.
We believe that our disclosures in our Form 8-K regarding our use of non-GAAP financial measures, coupled with what we believe to be obvious adjustments with which investors would generally agree are appropriate, meet the Question 8 requirements for recurring items.
Our existing Form 8-K disclosures are intended to be general, yet sufficient, to meet the disclosures that would be required of both infrequent and unusual items, as well as recurring items. Notwithstanding this approach, we recognize that the guidance in Question 8 suggests that we expand the disclosure of the factors we consider for each specific item that we include in our measure of Adjusted Earnings per Share. Accordingly, our future disclosures will, where appropriate, include a more expansive discussion of the Question 8 factors similar to our explanations noted above with respect to the resignation of Mr. Rich and the airline bankruptcies.
4.	Please clarify for us how your calculation of “internal growth” addresses revenue ramp-up from new business entered into by an acquired company prior to the acquisition date. Indicate whether the calculation results in you considering revenue increases related to such contracts to be internal growth because the revenue had not yet been fully included in the pre-acquisition revenue. If these revenue increases are considered “internal growth,” please explain to us why you have not provided clarifying disclosures so that readers understand this and do not confuse “internal growth” with other measures of growth.

Response:
While the amount of total revenue growth in our calculation of internal revenue growth is based on our reported GAAP amounts, we consider the measure “non-GAAP,” since one element of our calculation, “acquired revenue,” is based on pre-acquisition normalized revenues of the acquired company which are not included in our reported results.
We have consistently followed a calculation methodology to separate our reported GAAP revenue into the categories of “acquired revenues” and “internal revenues.” At the date of acquisition, we identify the trailing twelve months of revenue of the acquired company as the “pre-acquisition revenue of acquired companies.” No adjustments to this “revenue layer” are made for revenue fluctuations such as volumes of transactions processed, contract terminations unknown at the acquisition date, work scope reductions, new business ramp, etc., that occur subsequent to the date of acquisition. However, infrequently this amount is normalized by adjusting only for revenues related to contracts where customers have indicated their intent to terminate subsequent to the acquisition (i.e., customer does not consent to the contract assignment), and for known revenue rate reductions that become effective subsequent to the acquisition. This normalization would only occur at the time of the acquisition, and we do not continue to adjust this amount for subsequent factors. We believe these initial adjustments are appropriate, as our purchase price considers these known factors that will impact post-acquisition results. Of the last sixteen acquisitions we have consummated, which spans three years, we have made minor adjustments to the trailing twelve months revenue in only two acquisitions in order to account for known rate and scope reductions, and contract terminations for customers who did not consent to the assignment. Revenues from the acquired company equal to the normalized amount (prorated for the reporting period) are considered “acquired revenues” in our calculation, and revenues from the acquired company during the reporting period either above or below that amount are considered components of “internal growth” in our calculation. Accordingly, if revenues from the acquired company for the reporting period exceed the normalized amount, such excess would be included in our “internal growth.” Similarly, if revenues from the acquired company for the reporting period are less than the normalized amount, the shortfall reduces our “internal growth.” We follow this calculation methodology for a period of one year beyond the acquisition date. Thereafter, all revenues from the acquired company are included in our internal revenue base.
The post-acquisition revenue of acquired companies is impacted by many factors, including post-acquisition synergies and new contract opportunities that may have been unavailable to the acquired company pre-acquisition, as well as the factors described in the paragraph above. We believe that it would be impractical to track and separate post-acquisition revenue ramp on individual contracts from other post-acquisition revenue fluctuations of the acquired company.
Accordingly, we do not adjust our calculation for the post-acquisition ramp of revenue from contracts entered into by an acquired company prior to the acquisition date. Our calculation of the “internal growth” component of our total revenue growth is based on assumptions that we believe are reasonable, but is not intended to consider the myriad factors that affect pre- and post-acquisition revenues of the acquired company. While we recognize that there is diversity in practice related to the calculation methodology of an internal growth metric, we believe our method is simple, unbiased, consistently followed and clearly understood by investors, and we believe our existing disclosure on how we separate the two components of our total growth is adequate. We will, however, include disclosure in our future filings that “our measure of internal revenue growth may not be comparable to similarly titled measures of other companies.”
Form 10-Q for Fiscal Quarter Ended September 30, 2005
5.	We note that you adopted SFAS 123(R) during the quarter ended September 30, 2005. Please explain to us how you considered disclosure of the following:
•	The impact, if any, of estimating forfeitures on stock-based compensation expense recorded after adoption related to options that were granted prior to adoption. As part of your response, indicate how forfeitures were treated in your pre-adoption pro forma disclosures;

•	How you established the beginning balance of the additional paid-in capital pool related to the tax effects of employee stock-based compensation;

•	The effect, if any, of the adoption on the mechanics of your EPS calculations (e.g., determination of assumed proceeds);

•	How you determined that relying exclusively on historical information to estimate volatility was appropriate; and

•	The reasons for the decrease in the expected term since the first quarter of fiscal 2004.
Response:
•	The impact, if any, of estimating forfeitures on stock-based compensation expense recorded after adoption related to options that were granted prior to adoption. As part of your response, indicate how forfeitures were treated in your pre-adoption pro forma disclosures;
Our pre-adoption calculation of the fair value of our stock-based compensation awards included in our SFAS 123 pro forma disclosures included an estimate of forfeitures at the grant date, which was adjusted quarterly for actual experience.

Since we already included an estimate of forfeitures in our pre-adoption fair value calculation methodology, our adoption of SFAS 123(R) resulted in no change in the treatment of forfeitures in our calculation of pre-adoption and post-adoption stock-based compensation expense. Additionally, at the date of adoption of SFAS 123(R), there were no unvested options for which we had recognized compensation expense under APB 25. Accordingly, we were not required to calculate and record a cumulative effect adjustment upon adoption of SFAS 123(R).

Our SFAS 123(R) adoption disclosures in our Form 10-Q for the quarter ended September 30, 2005 include disclosure in our Critical Accounting Policies that we apply estimated forfeiture rates based on historical employee termination behavior. Since our policies for determining fair value in our pre-adoption pro forma disclosures is consistent with our policies under SFAS 123(R), it was our judgment that a discussion of our pre-adoption policy would not be additive to our disclosures.
•	How you established the beginning balance of the additional paid-in capital pool related to the tax effects of employee stock-based compensation.
In connection with our adoption of SFAS 123(R) during our quarter ended September 30, 2005, we did consider the additional paid-in capital pool (“APIC pool”) related to the tax effects of our stock-based compensation awards. While we did not complete a formal calculation of our APIC pool, we used the guidance in paragraph 81 of SFAS 123(R) to estimate that the beginning balance of our APIC pool was approximately $80 million. While we have not yet made an accounting policy decision as to whether to follow the simplified method of determining the transition balance of our APIC pool permitted by FASB Staff Position No. 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards” (“FSP 123(R)-3”) or the guidance in paragraph 81 of SFAS 123(R), we did determine that under either method, the beginning balance of our APIC pool is in a significant “credit” position. Option activity during the quarter ended September 30, 2005 did not have a significant impact on this “credit” position. If we make a policy election to adopt the transition alternative in FSP 123(R)-3, we will disclose that election in a future filing.

We considered the guidance in Section J of SEC Staff Accounting Bulletin No. 107 (“SAB 107”), which indicates that a detailed calculation of the beginning balance of the APIC pool is required if and when it is expected that we could experience a “deficiency shortfall.” We also noted the guidance in that section indicating that no disclosure of the APIC pool is required. Accordingly, since we believe that we had a reasonable basis to conclude that we were in a significant “credit” APIC pool position, we determined that no disclosure of how we established the beginning balance of our APIC pool was necessary.
•	The effect, if any, of the adoption on the mechanics of your EPS calculations (e.g., determination of assumed proceeds).
The assumed proceeds in our calculation of reported diluted EPS in pre-adoption periods considered the entire amount of assumed tax benefits, as we recorded no tax benefit for book purposes under APB 25. However, both our post-adoption reported diluted EPS and our pre-adoption pro forma SFAS 123 diluted EPS consider deferred tax assets in the determination of excess tax benefits in the calculation of assumed proceeds.

Prior to the filing of our Form 10-Q for the quarter ended September 30, 2005, we observed the consensus reached at the September 13, 2005 meeting of the FAS 123(R) Resource Group (“Resource Group”) in item 6.2 “Assumed proceeds under the treasury stock method for diluted earnings per share for partially and fully vested awards at the adoption date” which indicated that assumed proceeds in the treasury stock calculation should be based on the windfall (or shortfall) amounts that would be recognized in the financial statements. Therefore, for awards granted prior to the adoption of SFAS 123(R), the assumed proceeds would be based on the deferred tax assets that would be recognized on the balance sheet without adjustment for pre-adoption “as if” deferred tax assets. Accordingly, the calculation of assumed proceeds in our reported diluted EPS under SFAS 123(R) for the quarter ended September 30, 2005 for awards granted pre-adoption is based on this guidance of the Resource Group which we believe represented the composite view at the time of the filing of our Form 10-Q, and is not based on the “as-if” method of paragraphs 66 and 67 of SFAS 123(R).

In preparing our Form 10-Q for the quarterly period ended September 30, 2005, filed November 9, 2005, we did consider disclosing the impact of our adoption of SFAS 123(R) on our EPS calculation mechanics. We evaluated the impact of the differences in calculation methodology and determined that the impact was not material, and concluded that no specific disclosure was necessary. In support of our conclusion that no disclosure of these factors was necessary, we reviewed the disclosure of other registrants who recently adopted SFAS 123(R) and noted no such disclosures. Further, we believe such a disclosure would require a highly technical discussion of the complexities of the hypothetical accounting calculation methodology which we believe would be confusing, and not contribute to the “readability” of our filing. Accordingly, based on these considerations, we did not provide a discussion of these factors.

However, we did recognize that future reported diluted EPS may be impacted by changes in the market price of our common stock, as assumed proceeds are impacted by the amount of excess tax benefits, which is driven by the market price of our stock. Therefore, we added the following disclosure in Note 9 of our Consolidated Financial Statements — “Additional dilution from assumed exercises of stock options is dependent upon several factors, including the market price of our common stock.” [Emphasis added] We believe this disclosure is sufficient to alert a reader that future dilution from stock-based awards may occur.

Subsequent to the filing of our first quarter Form 10-Q, we noted new guidance in the public domain from independent registered public accounting firms that discusses FSP 123(R)-3. While FSP 123(R)-3 does not address how a company should calculate potential windfalls and shortfalls under the treasury stock method for awards that are partially or fully vested at the adoption date of SFAS 123(R), the guidance suggests that we should consider disclosing whether we use an “as if” method to determine assumed proceeds in our calculation of EPS. As FSP 123(R)-3 was not issued until after our first quarter Form 10-Q filing, we will disclose this information in a future filing.

•	How you determined that relying exclusively on historical information to estimate volatility was appropriate.
In our judgment, we meet the criteria of the four factors cited in the response to Question 4 of Section D1 of SAB 107 that supports our conclusion to rely on our historical volatility as our estimate of expected volatility:
1.	There is no reason to believe that the future volatility will differ from the past. We do not believe there have been any material events, changes in our business, changes in our industry, etc., that would require modification of our historical volatility in order for it to be representative of future volatility.

2.	The calculation should use a simple average method. We utilize a simple average of daily closing stock prices as the basis of our calculation. Recent periods of historical volatility are not weighted more heavily than earlier periods.

3.	The period of historical data should be equal to the expected term of the option. We use historical data consistent with the expected option term.

4.	A sufficient number of data points should be measured at a consistent point in the historical period. As noted above, we utilize daily closing prices over the expected option term of 4+ years which we believe provides a sufficient amount of data to determine volatility.
SFAS 123(R) and SAB 107 require that the particular method of estimating expected volatility meets the objective in estimating expected volatility, which is to ascertain the assumption about expected volatility that marketplace participants would likely use in determining an exchange price for an option. Our judgment to rely exclusively on historical volatility is supported by the following:
•	Paragraph A21 of SFAS 123(R) indicates historical experience should be modified when currently available information indicates that the future volatility is reasonably expected to differ from past volatility. We have considered this guidance and are aware of no currently available information that would suggest that our future experience is expected to differ from the past.

•	In addition to our historical volatility, we considered our option contracts that are traded on the New York Stock Exchange. The contract expiration term of these traded options is less than six months. We do not believe the volatility of these short-term traded contracts would be representative of a volatility assumption that a marketplace participant would likely use when pricing an option with an expected term of over four years, and we further note that this conclusion is supported by the Staff’s view as expressed in footnote 50 of SAB 107.

•	The guidance in footnote 64 of SAB 107 indicates that at least two years of trading history is required in order to rely on historical information to estimate volatility. We believe that our 10+ years of trading history provides a sufficient, objective basis to support our historical volatility.
•	We are not aware of other measurement methods or marketplace indicators that are more representative of the volatility assumptions marketplace participants would likely use when pricing an option.
In our Form 10-Q for the quarter ended September 30, 2005, we disclosed that the expected volatility of our stock price was based on historical monthly volatility over the expected term of the option, and we believe an expanded discussion of the myriad factors that we considered in our conclusion would not be informative to a reader.
•	The reasons for the decrease in the expected term since the first quarter of fiscal 2004.
In order to conform our stock option program with standard market practice, on February 2, 2005, our Board of Directors approved an amendment to our outstanding stock options that did not become exercisable until five years from the date of grant to provide that such options become exercisable on the day they vest.

For example, prior to the amendment, although stock options might vest 20% per year over a 5 year period, the options did not become exercisable until the 5th anniversary of the award, at which time all options in the award became exercisable. As a result of this longer, more restrictive exercisability provision during periods prior to our third quarter of fiscal year 2005, no award could be exercised prior to its 5th anniversary, thereby supporting our prior expected term of 5.36 years during the quarter ended September 30, 2004. As a result of the amendment, the expected term of our options decreased as they can now be exercised by our employees as they vest.

In Note 2 of our Consolidated Financial Statements for the quarter ended September 30, 2005, we disclosed that we amended the terms of options outstanding at the time of the amendment, and that we also expected that future option grants would contain matching vesting and exercise schedules. We also disclosed that the expected term of an option is based on historical employee stock option exercise behavior, the vesting term of the award and contractual term. It is our judgment that these disclosures are sufficient for a reader of our financial statements to understand the relationship that our February, 2005 amendment would have on the expected term of our options.
In connection with our response, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly, Affiliated Computer Services, Inc.
/s/ Charles E. McDonald
Charles E. McDonald
Senior Vice President and Chief Accounting Officer